Opportunity Partners, L.P.,

250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663

60 Heritage Drive, Pleasantville, NY 10570

201-881-7100 // pgoldstein@bulldoginvestors.com

October 25, 2018

Alliance California Municipal Income Fund, Inc.
1345 Avenue of the Americas

New York, New York 10105
Attention: Emilie Wrapp, Secretary

Dear Ms. Wrapp:

Opportunity Partners, L.P. beneficially owns approximately 215,000 shares of Alliance California Municipal Income Fund, Inc. (the “Fund”) including 100 shares held in registered name. In aggregate, Bulldog Investors, LLC, the investment advisor of Opportunity Partners and other clients, beneficially owns approximately 1.06 million shares of the Fund (inclusive of the approximately 215,000 shares owned by Opportunity Partners).

We previously advised you several times, including in person (with Earl Weiner present) on October 11, 2018 at the Fund’s special meeting of stockholders, that we intend to nominate directors for election at the earliest opportunity. Our nominees are set forth below. Each nominee is a U.S. citizen, has consented to being named in any proxy statement as a nominee and to serve as a director if elected, and may be contacted by writing to him c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. No nominee is an interested person of the Fund, there are no arrangements or understandings between Opportunity Partners and any proposed nominee or any other person, and we are not aware of any family relationship between any proposed nominee and any director or officer of the Fund.

Phillip Goldstein (born 1945) – Since December 1992, a member of Bulldog Investors, LLC (and its predecessor), an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of several private investment partnerships in the Bulldog Investors group of private funds; Chairman of the Mexico Equity & Income Fund, Inc.; Secretary and Chairman of Special Opportunities Fund, Inc.; Director of MVC Capital, Inc.; Director of Brookfield DTLA Fund Office Trust Investor; Chairman of High Income Securities Fund (f/k/a Putnam High Income Securities Fund); Director of The Swiss Helvetia Fund, Inc; Trustee of Crossroads Liquidating Trust; Chairman of Brantley Capital Corporation (until 2013); Director of ASA Ltd. (until 2013); Chairman of Emergent Capital, Inc. (until 2017).

Andrew Dakos (born 1966) – Member of Bulldog Investors, LLC, an SEC- registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of several private investment partnerships in the Bulldog Investors group of private funds; President and Director of Special Opportunities Fund; Chairman of The Swiss Helvetia Fund, Inc; Director of High Income Securities Fund (f/k/a Putnam High Income Securities Fund); Director of Brookfield DTLA Fund Office Trust Investor, Inc.; Chairman of Crossroads Liquidating Trust; Director of Emergent Capital, Inc. (until 2017); Director of the Mexico Equity & Income Fund (until 2015).

Rajeev Das (born 1968) – Principal of the general partner of several private investment partnerships in the Bulldog Investors group of investment funds; Head Trader of Bulldog Investors, LLC., an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Director and Chairman of the Audit Committee of the Mexico Equity & Income Fund; Director of High Income Securities Fund (f/k/a Putnam High Income Securities Fund); Vice President of Special Opportunities Fund, Inc.

Opportunity Partners has not received any financial assistance, funding or other consideration from any person regarding these nominations and has not engaged in any hedging transactions in connection with its investment in the Fund. Opportunity Partners is a member of a Section 13D group which intends to solicit proxies from all stockholders of the Fund and to have a representative appear in person or by proxy at the next stockholder meeting at which an election of directors will be held to present such proxies.

Please advise us as soon as possible if you have any questions or concerns. Thank you for your prompt attention to this matter.

Sincerely yours,

Phillip Goldstein
Member
Kimball & Winthrop, LLC
General Partner

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